SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D. C.

                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                       UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                            ALEXANDER & BALDWIN, INC.
                                (Name of Company)
                                 P. O. Box 3440
                             Honolulu, Hawaii  96801

(hereinafter called the "Claimant") and its wholly-owned subsidiary, A&B-Hawaii, Inc., P. O. Box 3440, Honolulu, Hawaii 96801 (hereinafter called "Co-claimant"), hereby file with the Securities and Exchange Commission, pursuant to Rule U-2, this joint and consolidated statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This statement is filed jointly by Claimant and Co-claimant pursuant to oral author-ization to file on a joint and consolidated basis received from the Commission on February 21, 1990. In support of such claim for exemption the following information is submitted:

        1. The name, jurisdiction of organization, location and nature of business of Claimant and Co-claimant, and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant or Co-claimant directly or indirectly hold an interest, as at January 31, 1996 (indirect subsidiaries are indicated by indentation).

                        Jurisdiction
        Name:          of Organization  Location   Nature of Business

Alexander & Baldwin, Inc.   Hawaii      Honolulu,  Ocean carriage of goods,
                                         Hawaii    real property management
                                                   and development, invest-
                                                   ments


Subsidiaries:

A&B Inc.                    Hawaii      Honolulu,  Inactive
                                         Hawaii

A&B-Hawaii, Inc.            Hawaii      Honolulu,  Agriculture/food (includ-
                                         Hawaii    ing sugar cane and coffee
                                                   plantations), real property
                                                   management and development,
                                                   general freight and petro-
                                                   leum hauling and
                                                   self-storage services

     A&B Development       California   Honolulu,  Ownership, manage-
     Company                             Hawaii    ment and development of
     (California)                                  real property in California



     A&B Properties,       Hawaii       Kahului,   Ownership, management,
     Inc.                                Hawaii    development and selling of
                                                   real property

     California and        Hawaii       Crockett,    Refining raw sugar and
     Hawaiian Sugar                      California  marketing of refined
     Company, Inc.                                   sugar products and
                                                     molasses

       MLM Corporation     California   Crockett,    Marketing of refined
                                         California  sugar products

     East Maui Irrigation  Hawaii       Puunene,     Collection and
     Company, Limited                    Hawaii      distribution of
                                                     irrigation water on
                                                     island of Maui

     Kahului Trucking &    Hawaii       Kahului,     Motor carriage of goods,
     Storage, Inc.                       Hawaii      self-storage services and
                                                     stevedoring on island of
                                                     Maui

     Kauai Commercial      Hawaii       Lihue,       Motor carriage of goods
     Company,                            Hawaii      and self-storage services
     Incorporated                                    on island of Kauai

     Kukui'ula             Hawaii       Koloa,       Ownership, management
     Development                         Hawaii      and development of real
     Company, Inc.                                   property on island of Kauai

     McBryde Sugar         Hawaii       Eleele,      Sugar cane and coffee
     Company, Limited                    Hawaii      plantations

       Island Coffee       Hawaii       Eleele,      Grow,process and sell
       Company, Inc.                     Hawaii      coffee

     Ohanui Corporation    Hawaii       Puunene,     Collection and distribution
                                         Hawaii      of domestic water on island
                                                     of Maui

     South Shore           Hawaii       Koloa,       Development and
     Community                           Hawaii      operation of sewer trans-
     Services, Inc.                                  mission and treatment
                                                     system on island of Kauai

     South Shore           Hawaii       Koloa,       Development and
     Resources, Inc.                     Hawaii      operation of water
                                                     source and delivery system
                                                     on island of Kauai

     WDCI, INC.            Hawaii       Honolulu,    Ownership, management
                                         Hawaii      and development of property

     Hawaiian Sugar &      Hawaii       Crockett,    Ocean carriage of sugar
     Transportation                      California  from Hawaii
     Cooperative

  Matson Navigation        Hawaii       San          Ocean carriage of goods
  Company, Inc.                         Francisco,   between West Coast of
                                        California   United States and Hawaii,
                                                     Western Pacific and Asian
                                                     ports

     Matson Intermodal     Hawaii       San          Broker, shipper's agent
     System, Inc.                       Francisco,   and freight forwarder for
                                        California   overland cargo services of
                                                     ocean carriers

     Matson Leasing        Hawaii       San          Formerly container leasing;
     Company, Inc.                      Francisco,   in process of winding-down
                                        California   following the sale of its
                                                     net assets in June 1995

     Matson Services       Hawaii       San          Tugboat services
     Company, Inc.                      Francisco,
                                        California

     Matson Terminals,     Hawaii       San          Stevedoring and terminal
     Inc.                               Francisco,   services
                                        California

     The Matson            California   San          Inactive
     Company                            Francisco,
                                        California

     The Oceanic           California   San          Inactive
     Steamship                          Francisco,
     Company                            California


        2. A brief description of the properties of Claimant and Co-claimant, and each of their subsidiary public utility companies, used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                   None

Co-Claimant:                4 steam-driven generators with rated capacities of 1
                            of 12,000 KW, 2 of 10,000 KW, and 1 of 20,000 KW; 5
                            hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of 500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,      2 steam-driven generators with rated capacities of
Limited ("McBryde")         7,500 KW; 2 hydroelectric plants with rated
(Note 1)                    capacities of 1 of 1,000 KW and 1 of 3,600 KW; about
                            70 miles of transmission lines; all located on the island of Kauai, State of Hawaii

        3. Information for the calendar year 1995 with respect to Claimant and Co-claimant, and each of their subsidiary public utility companies:
         (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                Claimant         None
                Co-claimant      98,031,000 kwh
                McBryde          19,625,000 kwh




_______________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.
_______________

            (2) Number of Mcf of natural or manufactured gas distributed at retail:
                None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any natural or manufactured gas at retail.

           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

        4. The following information for the reporting period with respect to Claimant and Co-claimant and each interest they hold directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                No applicable (see 4(a) above).

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                Not applicable (see 4(a) above).

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                Not applicable (see 4(a) above).

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
                Not applicable (see 4(a) above).

                                    EXHIBIT A

        Consolidating statements of income and retained earnings of Claimant and

Co-claimant, and their subsidiary companies, for the last calendar year,

together with a consolidating balance sheet of Claimant and Co-claimant, and their subsidiary companies, as of the close of such calendar year, are attached hereto.




                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE

        The registrant is required to submit this report and any amendments thereto electronically via EDGAR. Attached hereto is a Financial Data Schedule that sets forth the financial and other data specified below that are applicable to the registrant on a consolidated basis:

                ITEM NO.    CAPTION HEADING
                   1            Total Assets
                   2            Total Operating Revenues
                   3            Net Income



                                    EXHIBIT C

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.





        The above-named Claimant and Co-claimant have caused this joint and consolidated statement to be duly executed on their behalf by their authorized officers this 26th day of February, 1996.


ALEXANDER & BALDWIN, INC.            A&B-HAWAII, INC.

(Name of Claimant)                   (Name of Co-Claimant)



By: /s/ Glenn R. Rogers                  By: /s/ Glenn R. Rogers
  Glenn R. Rogers                        Glenn R. Rogers
  Vice President                         Senior Vice President






(Corporate Seal)                         (Corporate Seal)

Attest:                          Attest:


/s/ Alyson J. Nakamura                       /s/ Alyson J. Nakamura
     Asst. Secretary                        Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

If to Claimant
Alexander & Baldwin Inc.:        Michael J. Marks
                                 Vice President, General Counsel and Secretary
                                 Alexander & Baldwin, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801

If to Co-claimant
A&B-Hawaii, Inc.:                Michael J. Marks
                                 Senior Vice President and General Counsel
                                 A&B-Hawaii, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801